UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 12, 2024

Aditxt, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39336	82-3204328
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2569 Wyandotte Street, Suite 101, Mountain View, CA 94043
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 870-1200

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001	ADTX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Merger Agreement

On July 12, 2024 (the “Execution Date”), Aditxt, Inc., a Delaware corporation (the “Company”) entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) with Adifem, Inc. f/k/a Adicure, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”) and Evofem Biosciences, Inc., a Delaware corporation (“Evofem”), pursuant to which, Merger Sub will be merged into and with Evofem (the “Merger”), with Evofem surviving the Merger as a wholly owned subsidiary of the Company. The Merger Agreement amended and restated that certain Agreement and Plan of Merger dated as of December 11, 2023 by and among the Company, Merger Sub and Evofem (as amended, the “Original Agreement”)

Effect on Capital Stock

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) all issued and outstanding shares of common stock, par value $0.0001 per share of Evofem (“Evofem Common Stock”), other than any shares of Evofem Common Stock either held by the Company or Merger Sub immediately prior to the Effective Time or which are Dissenting Shares (as hereinafter defined), will be converted into the right to receive an aggregate of $1,800,000; and (ii) each issued and outstanding share of Series E-1 Preferred Stock, par value $0.0001 of Evofem (the “Evofem Unconverted Preferred Stock”), other than any shares of Evofem Unconverted Preferred Stock either held by the Company or Merger Sub immediately prior to the Effective Time or which are Dissenting Shares, will be converted into the right to receive one (1) share of Series A-2 Preferred Stock, par value $0.001 of the Company (the “Company Preferred Stock”), having such rights, powers, and preferences set forth in the form of Certificate of Designation of Series A-2 Preferred Stock, the form of which is attached as Exhibit C to the Merger Agreement.

Any Evofem capital stock outstanding immediately prior to the Effective Time and held by an Evofem shareholder who has not voted in favor of or consented to the adoption of the Merger Agreement and who is entitled to demand and has properly demanded appraisal for such Company Capital Stock in accordance with the Delaware General Corporation Law (“DGCL”), and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights (such Evofem capital Stock, “Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive a portion of the Merger Consideration and, instead, shall be entitled to only those rights as set forth in the DGCL. If, after the Effective Time, any such holder fails to perfect or withdraws or loses his, her or its right to appraisal under the DGCL, with respect to any Dissenting Shares, upon surrender of the certificate(s) representing such Dissenting Shares, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the portion of the merger consideration, if any, to which such Evofem capital stock is entitled pursuant to the Merger Agreement, without interest.

As a closing condition for the Company, there shall be no more than 4,141,434 Dissenting Shares that are Evofem Common Stock or 98 Dissenting Shares that are Evofem Preferred Stock.

Treatment of Evofem Options and Employee Stock Purchase Plan

At the Effective Time, each option outstanding under the Evofem 2014 Equity Incentive Plan, the Evofem 2018 Inducement Equity Incentive Plan and the Evofem 2019 Employee Stock Purchase Plan (collectively, the “Evofem Option Plans”), whether or not vested, will be canceled without the right to receive any consideration, and the board of directors of Evofem shall take such action such that the Evofem Option Plans are cancelled as of the Effective Time.

As soon as practicable following the Execution Date, Evofem will take all action that may be reasonably necessary to provide that: (i) no new offering period will commence under the Evofem 2019 Employee Stock Purchase Plan (the “Evofem ESPP”); (ii) participants in the Evofem ESPP as of the Execution Date shall not be permitted to increase their payroll deductions or make separate non-payroll contributions to the Evofem ESPP; and (iii) no new participants may commence participation in the Evofem ESPP following the Execution Date. Prior to the Effective Time, Evofem will take all action that may be reasonably necessary to: (A) cause any offering period or purchase period that otherwise be in progress at the Effective Time to be the final offering period under the Evofem ESPP and to be terminated no later than five business days prior to the anticipated closing date (the “Final Exercise Date”); (B) make any pro-rata adjustments that may be necessary to reflect the shortened offering period or purchase period; (C) cause each participant’s then-outstanding share purchase right under the Evofem ESPP to be exercised as of the Final Exercise Date; and (D) terminate the Evofem ESPP, as of and contingent upon, the Effective Time.

Representations and Warranties

The parties to the Merger Agreement have agreed to customary representations and warranties for transactions of this type.

Covenants

The Merger Agreement contains various customary covenants, including but not limited to, covenants with respect to the conduct of Evofem’s business prior to the Effective Time.

Closing Conditions

Mutual

The respective obligations of each of the Company, Merger Sub and Evofem to consummate the closing of the Merger (the “Closing”) are subject to the satisfaction or waiver, at or prior to the closing of certain conditions, including but not limited to, the following:

(i)	approval by the Evofem shareholders;

(ii)	the entry into a voting agreement by the Company and certain members of Evofem management;

(iii)	all preferred stock of Evofem other than the Evofem Unconverted Preferred Stock shall have been converted to Evofem Common Stock;

(iv)	Evofem shall have received agreements (the “Evofem Warrant Holder Agreements”) from all holders of Evofem warrants which provide: (a) waivers with respect to any fundamental transaction, change in control or other similar rights that such warrant holder may have under any such Evofem warrants, and (b) an agreement to such Evofem warrants to exchange such warrants for not more than an aggregate (for all holders of Evofem warrants) of 930.336 shares of Company Preferred Stock;

(vi)	Evofem shall have cashed out any other holder of Evofem warrants who has not provided an Evofem Warrant Holder Agreement; and

(vii)	Evofem shall have obtained waivers from the holders of the convertible notes of Evofem (the “Evofem Convertible Notes”) with respect to any fundamental transaction rights that such holder may have under the Evofem Convertible Notes, including any right to vote, consent, or otherwise approve or veto any of the transactions contemplated under the Merger Agreement.

(viii)	The Company shall have received sufficient financing to satisfy its payment obligations under the Merger Agreement.

(ix)	The requisite stockholder approval shall have been obtained by the Company at a Special Meeting of its stockholders to approve the Parent Stock Issuance (as defined in the Merger Agreement) pursuant to the requirements of NASDAQ.

The Company and Merger Sub

The obligations of the Company and Merger Sub to consummate the Closing are subject to the satisfaction or waiver, at or prior to the Closing of certain conditions, including but not limited to, the following:

(i)	the Company shall have obtained agreements from the holders of Evofem Convertible Notes and purchase rights they hold to exchange such Convertible Notes and purchase rights for not more than an aggregate (for all holders of Evofem Convertible Notes) of 88,161 shares of Company Preferred Stock;

(ii)	the Company shall have received waivers form the holders of certain of the Company’s securities which contain prohibitions on variable rate transactions; and

(iii)	the Company, Merger Sub and Evofem shall work together between the Execution Date and the Effective Time to determine the tax treatment of the Merger and the other transactions contemplated by the Merger Agreement.

Evofem

The obligations of Evofem to consummate the Closing are subject to the satisfaction or waiver, at or prior to the Closing of certain conditions, including but not limited to, the following:

(i)	The Company shall be in compliance with the stockholders’ equity requirement in Nasdaq Listing Rule 5550(b)(1) and shall meet all other applicable criteria for continued listing.

Termination

The Merger Agreement may be terminated at any time prior to the consummation of the Closing by mutual written consent of the Company and Evofem. Either the Company or Evofem may also terminate the Merger Agreement if (i) the Merger shall not have been consummated on or before 5:00 p.m. Eastern Time on September 30, 2024; (ii) if any judgment, law or order prohibiting the Merger or the Transactions has become final and non-appealable; (iii) the required vote of Evofem stockholders was not obtained; or (iv) in the event of any Terminable Breach (as defined in the Merger Agreement). The Company may terminate the Merger Agreement if (i) prior to approval by the required vote of Evofem’s shareholders if the Evofem board of directors shall have effected a Company Change in Recommendation (as defined in the Merger Agreement); or (ii) in the event that the Company determines, in its reasonable discretion, that the acquisition of Evofem could result in a material adverse amount of cancellation of indebtedness income to the Company. Evofem may terminate the Merger Agreement if (i) at any time after there has been a Company Change of Recommendation; provided, that Evofem has provided the Company ten (10) calendar days’ prior written notice thereof and has negotiated in good faith with the Company to provide a competing offer; (ii) the Company Common Stock is no longer listed for trading on Nasdaq; or (iii) any of: (A) the Initial Parent Equity Investment has not been made by the Initial Parent Equity Investment Date, (B) the Second Parent Equity Investment has not been made by the Second Parent Equity Investment Date, (C) the Third Parent Equity Investment has not been made by the Third Parent Equity Investment Date or (D) the Fourth Parent Equity Investment has not been made by the Fourth Parent Equity Investment Date (as all of such terms are defined in the Merger Agreement).

Effect of Termination

If the Merger Agreement is terminated, the Merger Agreement will become void, and there will be no liability under the Merger Agreement on the part of any party thereto.

Waiver Agreement

On July 12, 2024, the Company, Merger Sub and Evofem also entered into a Waiver Agreement (the “Waiver Agreement”), pursuant to which: (i) Evofem waived its Termination Right (as defined in the Merger Agreement) for such breaches by the Company and Merger Sub that have occurred prior to the date of the Waiver Agreement; (ii) the Company and Merger Sub waived the restrictive covenants in the Merger Agreement that would otherwise prevent Evofem from entering into and closing the transaction contemplated under that certain Asset Purchase Agreement by and between Evofem and Lupin, Inc. (the “Asset Purchase Agreement”); and (iii) the Company and Merger Sub waived the restrictive covenants in the Merger Agreement that would otherwise restrict Evofem from entering into a financing arrangement relating to its directors’ and officers’ insurance policy.

Copies of the Merger Agreement and Waiver Agreement are filed with this Current Report on Form 8-K as Exhibit 2.1 and Exhibit 10.1, respectively, and are incorporated herein by reference. The foregoing descriptions of the Merger Agreement, Waiver Agreement and the transactions contemplated thereby are incomplete and is subject to, and qualified in their entirety by, reference to the actual agreements. The Merger Agreement, Waiver Agreement and other agreements described above have been included as exhibits to this Current Report on Form 8-K to provide security holders with information regarding their terms. They are not intended to provide any other factual information about the Company, Merger Sub or Evofem. In particular, the assertions embodied in representations and warranties by the Company, Merger Sub and Evofem contained in the Merger Agreement were made as of a specified date, are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement, including being qualified by confidential information in the disclosure letters provided by the parties in connection with the execution of the Merger Agreement, and are subject to standards of materiality applicable to the contractive parties that may differ from those applicable to security holders. The confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about the Company, Merger Sub or Evofem. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Securities Purchase Agreement – Senior Notes

On July 12, 2024, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain accredited investors, pursuant to which the Company issued and sold senior notes in the aggregate principal amount of $875,000 (the “Note”) maturing on October 7, 2024. The Company received cash proceeds of $700,000 from the sale of the Notes.

Upon an Event of Default (as defined in the Note), the Note will bear interest at a rate of 14% per annum and the holder shall have the right to require the Company to redeem the Note at a redemption premium of 125%. In addition, while the Note is outstanding, the Company is required to utilize 100% of the proceeds from any offering of securities to redeem the Note. Pursuant to the Purchase Agreement, the Company agreed to use commercially reasonable efforts, including the filing of a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) for a public offering, to pursue and consummate a financing transaction within 90 days of the closing date. In connection with the issuance of the Notes, the Company issued warrants (the “Warrants”) to purchase up to 1,750,000 shares of the Company’s common stock (the “Warrant Shares”). Pursuant to the Purchase Agreement, the Company also agreed to file a registration statement with the SEC covering the resale of the Warrant Shares as soon as practicable following notice from an investor, and to cause such registration statement to become effective within 60 days following the filing thereof. The Warrants are exercisable following Stockholder Approval (as defined in the Purchase Agreement) at an initial exercise price of $1.582 per share for a term of five years.

The foregoing descriptions of the Securities Purchase Agreement, Note, and Warrant are not complete and are qualified in their entirety by reference to the full text of the forms of the Securities Purchase Agreement, Note, and Warrant copies of which are filed as Exhibit 10.2, Exhibit 10.3, and Exhibit 4.1, respectively to this Current Report on Form 8-K and are incorporated by reference herein.

Securities Purchase Agreement – Evofem Series F-1 Convertible Preferred Stock

On July 12, 2024 (the “Closing Date”), the Company completed the Initial Parent Equity Investment (as defined under the Merger Agreement) and entered into a Securities Purchase (the “Series F-1 Securities Purchase Agreement”) with Evofem, pursuant to which the Company purchased 500 shares of Evofem’s Series F-1 Convertible Preferred Stock par value $0.0001 per share (“Evofem F-1 Preferred Stock”) for an aggregate purchase price of $500,000. In connection with the Series F-1 Securities Purchase Agreement, the Company and Evofem entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Evofem agreed to file with the SEC a registration statement covering the resale of the shares of its common stock issuable upon conversion of the Evofem Series F-1 Preferred Stock within 300 days of the Closing Date and to have such registration statement declared effective by the SEC the earlier of the (i) 90th calendar day after the Closing Date and (ii) 2nd Business Day after the date Evofem is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be reviewed or will not be subject to further review. Pursuant to the Merger Agreement, the Company is also obligated to purchase: (i) an additional 500 shares of Evofem Series F-1 Preferred Stock for an additional aggregate purchase price of $500,000 on or prior to August 9, 2024; (ii) an additional 2,000 shares of Evofem Series F-1 Preferred Stock for an additional purchase price of $2 million on the earlier of August 30, 2024 or 5 business days of the closing of a public offering by the Company resulting in aggregate net proceeds to the Company of no less than $20 million; and (iii) an additional 1,000 shares of Evofem Series F-1 Preferred Stock for an additional purchase price of $1 million on or prior to September 30, 2024.

The foregoing descriptions of the Series F-1 Securities Purchase Agreement and Registration Rights Agreement are not complete and are qualified in their entirety by reference to the full text of the forms of the Series F-1 Securities Purchase Agreement and Registration Rights Agreement, copies of which are filed as Exhibit 10.4 and Exhibit 10.5, respectively to this Current Report on Form 8-K and are incorporated by reference herein.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth in “Item 1.01 Entry into a Material Definitive Agreement” relating to the issuance of the Notes is incorporated by reference herein in its entirety.

Item 3.02 Unregistered Sales of Equity Securities

The information set forth in “Item 1.01 Entry into a Material Definitive Agreement” relating to the issuance of the Notes is incorporated by reference herein in its entirety. The Company issued the Notes in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 7.01. Regulation FD Disclosure.

On July 17, 2024, the Company issued a press release announcing the execution of the Merger Agreement and Evofem’s entry into the Asset Purchase Agreement. A copy of the press release is furnished hereto as Exhibit 99.1 and incorporated in this Item 7.01 by reference.

The information in this Item 7.01 and Exhibit 99.1 will not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing. The submission of the information set forth in this Item 7.01 shall not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibit 99.1, that is provided solely in connection with Regulation FD.

Important Information for Stockholders

This Current Report on Form 8-K and the exhibits hereto is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of any vote or approval, or of an offer to buy the securities of the Company or Evofem, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

In connection with the proposed transactions, the Company intends to file the Proxy Statement with the SEC. The Company also plans to file other documents with the SEC regarding the proposed transactions. After the Proxy Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of the Company. STOCKHOLDERS OF THE COMPANY AND EVOFEM ARE URGED TO CAREFULLY READ THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Stockholders will be able to obtain free copies of the proxy statement and other documents containing important information about the Company and Evofem once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

The Company and its executive officers, directors, other members of management, employees and Evofem may be deemed, under SEC rules, to be participants in the solicitation of proxies from the Company’s shareholders with respect to the proposed transaction. Information regarding the executive officers and directors of the Company is set forth in its definitive proxy statement for its 2023 annual meeting filed with the SEC on July 5, 2024. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the Proxy Statement and other materials to be filed with the SEC in connection with the Merger Agreement.

Cautionary Note on Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this Current Report on Form 8-K, including statements regarding the Company’s or Evofem’s future results of operations and financial position are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “target,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of the respective management teams of the Company and Evofem and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and Evofem.

These forward-looking statements are subject to a number of risks including, but not limited to, the following risks relating to the proposed transactions: (1) the risk that the proposed transactions may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (2) the failure to satisfy the conditions to closing; (3) the ability to realize the anticipated benefits of the proposed transactions; and (4) other risks and uncertainties indicated from time to time in the Company’s public filings with the SEC. If any of these risks materialize or the Company’s and Evofem’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and other documents we filed, or will file, including the proxy statement, with the SEC. There may be additional risks that neither the Company nor Evofem presently know, or that the Company or Evofem currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and Evofem’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. The Company and Evofem anticipate that subsequent events and developments will cause the Company’s and Evofem’s assessments to change. However, while the Company and Evofem may elect to update these forward-looking statements at some point in the future, the Company and Evofem specifically disclaim any obligation to do so, except as otherwise required by law. These forward-looking statements should not be relied upon as representing the Company’s and Evofem’s assessments of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit
2.1 †	Amended and Restated Agreement and Plan of Merger among Aditxt, Inc., Adifem, Inc. f/k/a Adicure, Inc. and Evofem Biosciences, Inc. dated as of July 12, 2024
4.1	Form of Warrant
10.1	Waiver Agreement by and between Evofem Biosciences, Inc., Aditxt, Inc. and Adifem, Inc. dated July 12, 2024
10.2	Form of Securities Purchase Agreement
10.3	Form of Senior Note
10.4	Securities Purchase Agreement by and among Evofem Biosciences, Inc. and Aditxt, Inc. dated July 12, 2024
10.5	Registration Rights Agreement by and among Evofem Biosciences, Inc. and Aditxt, Inc. dated July 12, 2024
99.1	Press Release, dated July 17, 2024
104	Cover Page Interactive Data File (embedded within the XBRL document)

†	Certain of the schedules (and/or exhibits) have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule (and/or exhibit) will be furnished to the SEC upon request

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 18, 2024	Aditxt, Inc.

	By:	/s/ Amro Albanna
	Name:	Amro Albanna
	Title:	Chief Executive Officer